UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.____________)*

Midas, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

595626102
(CUSIP Number)

Saul Rubin 33 Catherine Place, 1st Floor London SW1E 6DY United Kingdom 011 44 207 976 6140
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2009
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital LLP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,142,624

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,142,624

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,142,624

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Silverstone Capital Management Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,142,624

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,142,624

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,142,624

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

CO

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Saul Rubin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,142,624

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,142,624

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,142,624

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	595626102

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Midas, Inc., a Delaware corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located at 1300 Arlington Heights Road, Itasca, Illinois 60143.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed by Silverstone Capital LLP, the sub-investment manager (“Silverstone Capital”), Silverstone Capital Management Ltd., the investment manager (“Silverstone Management”), and Saul Rubin, a partner of Silverstone Capital and a director of Silverstone Management (“Mr. Rubin”) (Silverstone Capital, Silverstone Management and Mr. Rubin, collectively the “Reporting Persons”).

(b)
The principal business address for each of Silverstone Capital and Mr. Rubin is:

33 Catherine Place, 1st Floor
London SWE1E 6DY
United Kingdom

The principal business address for Silverstone Management is:

c/o Ogier Fiduciary Services (Cayman) Limited
Queensgate House, South Church Street
P.O. Box 1234
Grand Cayman KY1-1108
Cayman Islands

(c)
The principal business of both Silverstone Capital and Silverstone Management is providing investment advice. The principal occupation of Mr. Rubin is investment management. Information with respect to the partners of Silverstone Capital and the directors of Silverstone Management is attached as Annex A to this Schedule 13D.

Silverstone Capital acts as sub-investment manager and Silverstone Management acts as investment manager, to various funds and managed accounts pursuant to certain investment management agreements.  Because Silverstone Capital and Silverstone Management share voting and dispositive power over the shares of Common Stock by virtue of the aforementioned investment agreements, Silverstone Capital and Silverstone Management may be deemed to have a beneficial interest in the shares of Common Stock.  Silverstone Capital and Silverstone Management disclaim beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest, if any, therein.

Mr. Rubin acts as a partner of Silverstone Capital and a director of Silverstone Management and, as a result, Mr. Rubin may be deemed to control such entities. Accordingly, Mr. Rubin may be deemed to have a beneficial interest in the shares of Common Stock by virtue of his indirect control of Silverstone Capital’s and Silverstone Management’s power to vote and/or dispose of the shares of Common Stock. Mr. Rubin disclaims beneficial ownership of the shares of Common Stock except to the extent of his respective pecuniary interest, if any, therein.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)
The citizenship of each Reporting Person is as follows:

Silverstone Capital: United Kingdom limited liability partnership;

Silverstone Management: Cayman Islands corporation; and

Mr. Rubin: United Kingdom citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of the shares of Common Stock came from the working capital of the various funds and managed accounts of the Reporting Persons.

No borrowed funds were used to purchase the shares of Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Common Stock of the Issuer for investment.  The  Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any material change in the present capitalization or dividend policy of the Issuer; (c) any material change in the operating policies or corporate structure of the Issuer; (d) any change in the Issuer’s charter or by-laws; (e) the Common Stock of the Issuer ceasing to be authorized to be quoted on the New York Stock Exchange; or (f) causing the Issuer becoming eligible for termination of registration  pursuant to Section 12(g)(4) of the Exchange Act.

The Reporting Persons have been and may continue to be in contact with certain members of the Issuer’s management, board of directors, significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value, including the termination of the Issuer’s shareholder rights agreement, or poison pill.  Attached as Exhibit 1 is a letter dated March 20, 2009 from Silverstone Capital to Alan Feldman, the Issuer’s Chairman and Chief Executive Officer, and Robert Schoeberl, the Issuer’s Lead Director, requesting the Issuer to either terminate its poison pill or permit the shareholders to vote on the matter.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend  courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a), (b)
According to the Issuer’s most recent report on Form 10-Q, there were 14,011,232 shares issued and outstanding as of October 28, 2008.  Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

Silverstone Capital reports beneficial ownership of 1,142,624 shares of Common Stock, representing 8.2% of the Common Stock outstanding.

Silverstone Capital has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,142,624 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,142,624 shares of Common Stock.

The Silverstone Capital specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

Silverstone Management reports beneficial ownership of 1,142,624 shares of Common Stock, representing 8.2% of the Common Stock outstanding.

Silverstone Management has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,142,624 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,142,624 shares of Common Stock.

Silverstone Management specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Rubin may be deemed to be the beneficial owner of 1,142,624 shares of Common Stock, representing 8.2% of the Common Stock outstanding

Mr. Rubin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,142,624 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 1,142,624 shares of Common Stock.

Mr. Rubin specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)	On February 24, 2009, the Reporting Persons sold on the New York Stock Exchange an aggregate of 12,250 shares of Common Stock at an average price of $8.04 per share.

(d)
No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Shares reported in this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1.	Letter dated March 20, 2009

2.	Joint Acquisition Statement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 23, 2009

Silverstone Capital LLP* By: /s/ Saul Rubin Name: Saul Rubin Title: Partner
Silverstone Capital Management Ltd.* By: /s/ Saul Rubin Name: Saul Rubin Title: Director
By: /s/ Saul Rubin* Name: Saul Rubin

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the partners of Silverstone Capital LLP and each of the directors of Silverstone Capital Management Ltd. is set forth below.

Name	Present Principal Occupation Title and Entity	Information
Saul Rubin	Partner of Silverstone Capital LLP	Mr. Rubin is a citizen of the United Kingdom and his present business address is c/o Silverstone Capital LLP, 33 Catherine Place, 1st Floor, London SWE1E 6DY, United Kingdom.
Philip Pirecki	Partner of Silverstone Capital LLP	Mr. Pirecki is a citizen of the United States and his present business address is c/o Silverstone Capital LLP, 33 Catherine Place, 1st Floor, London SWE1E 6DY, United Kingdom.
Saul Rubin	Director of Silverstone Capital Management Ltd.	Same as above.
David Sargison	Director of Silverstone Capital Management Ltd.
Mr. Sargison is a citizen of the United Kingdom and his present business address is c/o Silverstone Capital Management, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House 113 South Church Street P.O. Box 11234GT Grand Cayman.

Jonathan Greenbaum	Director of Silverstone Capital Management Ltd.
Mr. Greenbaum is a citizen of United States and his present business address is c/o Silverstone Capital Management, Ltd. c/o Ogier Fiduciary Services (Cayman) Limited, Queensgate House 113 South Church Street P.O. Box 11234GT Grand Cayman.

To the best knowledge of the Reporting Persons, none of the persons identified in this Annex A have been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 1

Silverstone Capital LLP

March 20, 2009

Alan Feldman
Chairman, President and Chief Executive Officer
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

Robert Schoeberl
Lead Director
Midas, Inc.
1300 Arlington Heights Road
Itasca, IL 60143

Dear Mr. Feldman and Mr. Schoeberl,

We are writing to request that you remove the poison pill. Failing that, we would request inclusion of a resolution to revoke the poison pill in the ’09 proxy material so that shareholders can vote on the matter.

We recognize that it is the Board’s legal prerogative to put a poison pill in place, but it does not serve the best interests of the shareholders they represent and is, in our view as an investor, contrary to good corporate governance practices. We believe that any impediment to price discovery, such as a poison pill, is detrimental to the valuation of Midas.

Although a depressed stock price might seem to create a risk of a low-ball offer succeeding, we think this fear is misplaced because we do not believe that shareholders would approve an offer that was below what they believe to be fair value. Indeed, Silverstone Capital has in the past vocally objected to what it considered a low ball offer and is prepared to do so again if necessary.

Of course determining fair value is a difficult exercise at any time and is currently compounded by today’s economic uncertainty. In our view, the best way to value the stock is by the consensus of present and future shareholders. We believe the poison pill impedes this important avenue for price discovery and that any offer to acquire the company ought to be brought to the shareholders to allow the shareholders as a group to determine the appropriate valuation.

To be clear, we are not interested in a fire sale of the company, nor is this request a criticism of management. We merely would like to see shareholders rights restored.

Yours sincerely,

Silverstone Capital LLP

/s/  Saul Rubin
Saul Rubin
Partner

Exhibit 2

Joint Acquisition Statement
Pursuant to Section 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: March 23, 2009

Silverstone Capital LLP By: /s/ Saul Rubin Name: Saul Rubin Title: Partner
Silverstone Capital Management Ltd. By: /s/ Saul Rubin Name: Saul Rubin Title: Director
By: /s/ Saul Rubin Name: Saul Rubin

SK 25890 0001 976553 v2